Exhibit 99.1

COMMENCMENT OF NORMAL COURSE ISSUER BID

November [28], 2022 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to announce that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”).

Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares (the “Shares”) (representing approximately 2.2% of its 466,566,441 issued and outstanding common shares as of November 25, 2022) over a twelve-month period commencing on December 2, 2022. The NCIB will expire no later than December 1, 2023.

Patagonia believes that from time to time, the market price of its Shares may not reflect their underlying value and that the purchase of its Shares may represent an appropriate and desirable use of corporate funds. The Company intends to fund the purchases out of available cash.

All purchases made pursuant to the NCIB will be made through the facilities of the TSXV. The NCIB will be made in accordance with the applicable rules and policies of the TSXV and applicable Canadian securities laws. The price that Patagonia will pay for Shares in open market transactions will be the market price at the time of purchase. Any Shares that are purchased under the NCIB will be cancelled. The actual number of Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

Patagonia has appointed Canaccord Genuity Corp. to make purchases under the NCIB on its own behalf.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements regarding the acquisition of Shares pursuant to the NCIB, advancement and development of gold and silver projects in the Patagonia region of Argentina, and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.